PRANA BIOTECHNOLOGY
Limited ACN 080 699 065
Level 2, 369 Royal Parade
Parkville Vic 3052 Australia
Telephone: +61 3 9349 4906
Facsimile: +61 3 9348 0377

COMPANY ANNOUNCEMENT

(ASX:PBT)

Notice Under Section 708A(5) of the Corporations Act

Wednesday, 27th February 2008:

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

The following securities of the Company were issued without disclosure to investors under Part 6D.2 of the Corporations Act:

Type:	Ordinary Shares	Unlisted Options
Class/Description:	Shares	Exercisable at nil consideration on or before 31 October 2010. Options issued under the 2004 ASX Plan.
ASX Code:	PBT	"New Class"
Date of Issue:	26th February 2008	26th February 2008
Number Issued:	1,569,672	580,750
Issue Price per Security	Nil	Nil

The Company intends to apply to Australian Stock Exchange Limited for quotation of the above shares. The options will remain unlisted until exercised into ordinary shares.

As at the date of this notice, the Company has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and
(b) section 674 of the Corporations Act.

Other information which is excluded information required to be disclosed under paragraph (6)(e) of section 708A of the Corporations Act	None.

For and on behalf of Prana Biotechnology Ltd,



Mr Richard Revelins
Company Secretary
Prana Biotechnology Limited